Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333- 224202

May 9, 2018

HUYA INC.

HUYA Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Goldman Sachs (Asia) L.L.C. toll-free at 1-212-902-1171 or UBS Securities LLC toll-free at 1-888-827-7275 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated May 9, 2018, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on May 9, 2018, or Amendment No.  3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1728190/000119312518157336/d494918df1a.htm.

The following information supplements and updates the information contained in the Company’s Amendment No. 3 to the Company’s registration statement on Form F-1 dated May 9, 2018. All references to page numbers are to page numbers in Amendment No. 3.

(1) Amend and replace the Recent Developments section on pages 7 and 8 with the following:

Recent Developments

The following sets forth certain unaudited consolidated statements of operations data for the three months ended March 31, 2018. On January 1, 2018, we adopted the new revenue standard ASC 606 using the modified retrospective method. The adoption of ASC 606 did not have any material impact on our consolidated financial statements. In addition, we have prepared these unaudited consolidated statements of operations data on the same basis as our audited consolidated financial statements. These unaudited consolidated statements of operations data reflect all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the period presented. We cannot assure you that our results for the three months ended March 31, 2018 will be indicative of our financial results for the full year ending December 31, 2018 or for future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

•	Our total revenues for the three months ended March 31, 2018 were RMB843.6 million (US$134.5 million), consisting of live streaming revenues of RMB792.8 million (US$126.4 million) and advertising and other revenues of RMB50.8 million (US$8.1 million), as compared to total revenues of RMB398.9 million for the three months ended March 31, 2017, consisting of live streaming revenues of RMB382.6 million and advertising and other revenues of RMB16.3 million. Our live streaming revenue increased by 107.2% mainly due to the increase in the number of our paying users on our platform and increase in the spending per paying user. Our advertising and other revenues increased by 212.4% as we continue to expand our advertising services business that we began to offer in October 2016.

•	Our costs of revenues increased by 86.2% from RMB382.8 million for the three months ended March 31, 2017 to RMB712.5 million (US$113.6 million) for the three months ended March 31, 2018, primarily contributed by increase in revenue sharing fees and content costs, bandwidth costs, salaries and welfare due to business expansion.

•	Our research and development expenses increased by 21.4% from RMB42.4 million for the three months ended March 31, 2017 to RMB51.5 million (US$8.2 million) for the three months ended March 31, 2018, mainly contributed by increase in the salaries and welfare of research and development personnel. Our sales and marketing expenses increased by 70.3% from RMB15.2 million for the three months ended March 31, 2017 to RMB25.9 million (US$4.1 million) for the three months ended March 31, 2018, mainly contributed by the increase of marketing and promotion expenses due to business expansion. Our general and administrative expenses increased by 251.2% from RMB10.2 million for the three months ended March 31, 2017 to RMB35.8 million (US$5.7 million) for the three months ended March 31, 2018, mainly contributed by the increase of share-based compensation as well as salaries and welfare of management personnel.

•	As a result of the above, our operating income for the three months ended March 31, 2018 was RMB28.2 million (US$4.5 million), including the effect of RMB24.4 million (US$3.9 million) in share-based compensation expenses, as compared to an operating loss of RMB42.2 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses.

•	Our net income for the three months ended March 31, 2018 was RMB31.4 million (US$5.0 million), including the effects of RMB24.4 million (US$3.9 million) in share-based compensation expenses, and RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to our preferred shares, the conversion features of which are required to be bifurcated and accounted for as derivative liabilities in the first quarter of 2018. See Note 23 (a) to the consolidated financial statements included elsewhere in this prospectus for information regarding fair value loss on derivative liabilities related to our preferred shares. In comparison, we had a net loss of RMB41.7 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses.

We had approximately 92.9 million average MAUs in the first quarter of 2018, representing an increase of 19.2% from 78.0 million average MAUs in the first quarter of 2017. We had approximately 41.5 million average mobile MAUs in the first quarter of 2018, representing an increase of 25.0% from 33.2 million average mobile MAUs in the first quarter of 2017. The total number of paying users on our platform increased by 34.9% from 2.5 million in the first quarter of 2017 to 3.4 million in the first quarter of 2018. We also had over 666,000 average monthly active broadcasters on our platform in the first quarter of 2018, an increase from over 477,000 average monthly active broadcasters in the first quarter of 2017.